EXHIBIT 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine months ended September 30,		For the Years Ended December 31,
(Dollars in thousands)	2008	2007	2007	2006	2005	2004	2003
Income before income tax expense	$83,554	$148,945	$196,660	$184,829	$166,481	$140,422	$87,822
Plus fixed charges	226,584	224,077	309,114	214,664	112,432	62,142	41,152

Earnings	310,138	373,022	505,774	399,493	278,913	202,564	128,974
Fixed charges	226,584	224,077	309,114	214,664	112,432	62,142	41,152
Preferred Dividends	452	452	610	610	611	593	15

Fixed Charges and Preferred Dividends	$227,036	$224,529	$309,724	$215,274	$113,043	$62,735	$41,167
Ratio of earnings to fixed charges	1.37	1.66	1.64	1.86	2.48	3.26	3.13
Ratio of earnings to fixed charges and preferred dividends	1.37	1.66	1.63	1.86	2.47	3.23	3.13